

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-mail
Yuanqin (Terence) Chen
Chief Financial Officer
China New Borun Corp.
Bohai Industrial Park, Yangkou Town
Shouguan, Shandong
People's Republic of China 262715

> **Re:** **China New Borun Corp.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 24, 2013**
> **Correspondence submitted May 14, 2013**
> **File No. 001-34754**

Dear Mr. Chen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Risk Factors, page 10

Transportation delays, including as a result of disruptions to infrastructure . . . , page 16

1. We note your disclosure that you have not received permits for the transportation of dangerous substances using rail lines and that if you are unable to obtain such permits "in time" you may not be able to find sufficient alternative methods of transporting your products from your Daqing facility. Please revise this risk factor to clarify if and how a failure to obtain permits would materially affect you. For example, please be specific with respect to what you mean by "in time." As another non-exclusive example, please be specific with respect to whether you are currently able to transport your products using

rail lines. Such clarifying disclosure appears to be material in light of the disclosure in the similar risk factor in your Form 20-F for the year ended December 31, 2011. There you disclosed that you relied on rail transport for the products produced in Daqing and that the loss of such ability could adversely affect your business.

Operating and Financial Review and Prospects, page 80

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2012, page 91

2.   We note your discussion of the decrease in revenues on page 92 and the reference to weak market demand and lower production volume. We also note the risk factor discussion on page 10 regarding the demand for edible alcohol in light of industry headwinds from a ban on serving high-end baijiu at official banquets and consumers' concerns caused by media reports of plasticizers in bottled baijiu. With a view to clarifying disclosure regarding significant factors contributing to material changes in your operations, please disclose the extent to which bans on sales or media reports may have materially affected your sales. Please refer to comments 1 and 3 from our letter dated December 27, 2012 and revise your disclosure where appropriate.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that your December 31, 2012 Form 20-F does not include an audit report on the financial statements for the fiscal year ended December 31, 2010. Please revise to include an audit report as required by Item 8.A.1 of Form 20-F. Also obtain and file an auditor consent relating to the fiscal 2010 audit report as required by Item 10.G of Form 20-F.

Consolidated Statements of Cash Flows, page F-6

4.   We note on page F-20 that the restricted cash of RMB 75,000,000 on your December 31, 2012 balance sheet represents deposits at the bank to secure outstanding borrowings. Please explain to us why you have classified the changes in restricted bank deposits as an investing activity on your consolidated statement of cash flows.

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-8

Consumption Tax, page F-9

5.   We note your response to comment nine of our letter dated April 16, 2013 and the applicable disclosure on page F-9 of your 2012 Form 20-F. Given that consumption taxes are not collected from customers and subsequently remitted to the PRC Government, please explain to us your basis for netting consumption taxes against revenue and cite the generally accepted accounting guidance that you follow.

Inventories, page F-10

6.   We note in your response to comment two of our letter dated April 16, 2013 that the non-harvest season is approximately from May to September, and in response to comment eight that the harvest season is normally from October to April of the following year. Based on publicly available information it appears that China's corn harvest season starts in August and ends in October and is about three months long. Therefore, it appears to us that the non-harvest season would be during the nine month period from November to July. This nine month period also appears to coincide with the example corn sourcing framework agreement provided in Annex A that is dated November 15, 2010 and covers corn purchases through September 30, 2011. Please tell us how you define the harvest and non-harvest seasons with respect to your corn purchases from granaries and direct purchases from farmers.

7.   We note under Sections 4 and 7.6 of the framework agreement in Annex A that the Company is required to pay monthly interest to the granary so that the granary can pay the interest to ADB for its loan. Given that approximately 67% of your fiscal 2011 corn purchases were sourced from granaries during fiscal 2011, please advise us of the following:

   a.   Separately quantify for us the amount and percentage of corn purchased from farmers and under framework agreements with granaries in 2012.

   b.   Quantify for us the total amount of interest expense that the Company incurred under the framework agreements with granaries during both fiscal 2011 and 2012.

   c.   Tell us the amount of interest that was capitalized on the balance sheet within inventory at the end of each quarter during fiscal 2012.

Value Added Tax, page F-11

8.   We note the VAT reconciliation for Shandong Borun provided in response to comment eight of our letter dated April 16, 2013. Please explain to us why the fiscal 2011 corn purchases from farmers of RMB 453,379,787 are not multiplied by the 13% input VAT tax rate. In this regard, please explain why these corn purchases are first divided by "(1-0.13)" before multiplying by the 13% input VAT tax rate.

6. Advances to Suppliers, page F-17

9.   We note in your response to comment four of our letter dated April 16, 2013 that you believe your framework agreements do not represent product financing arrangements under ASC 470-40-15-2 and that ASC 470-40 is not applicable. We further note in your response that on the corn delivery day, the Company is charged by the granaries at the spot price paid by the granaries when they purchased the corn during the harvest season, plus additional cost including but not limited to handling cost, shipping cost and interest cost. Based upon your response, it appears to us that your framework agreements include specified prices (i.e. the spot price paid by the granaries when they initially purchased the corn during the harvest season), and that the fluctuations from the specified prices are only due to finance and holding costs. Please further explain to us why you believe that your framework agreements do not represent product financing arrangements under ASC 470-40-15-2.

10.   We note in your response to comment four of our letter dated April 16, 2013 that under certain circumstances according to the framework agreements the granaries could not require the company to purchase the corn, but rather they would just sell the corn to other customers. Pursuant to section 7.7 of the framework agreement in Annex A, it appears to us that the Company shall assume any possible losses incurred by the granaries if it fails to purchase and make full payment for the corn requirements under the agreement. Given the apparent penalties under the framework agreement in the event that the Company does not purchase the corn, please explain to us in sufficient detail how you considered ASC 470-40-15-2(a)(2) to arrive at your conclusion that the framework agreements do not represent product financing arrangements.

11.   We note in section 7.1 of the example framework agreement provided in Annex A of your response letter dated May 14, 2013 that the Company is required to deposit 20% of the total contract amount (purchasing quantity and price) as the advance deposit, and in section 7.5 that the deposit is not refunded until after all the corn is delivered. We further note your disclosures on pages 52, 65, 66 and 83 of your Form 20-F that you are required to pay a 10% deposit under the framework agreements. Please tell us whether the required deposit is 10% or 20% under the framework agreements. Also tell us why advance to granaries decreased from RMB 143,285,000 as of December 31, 2011 to RMB 67,210,000 as of December 31, 2012.

Exhibits

12.   We note Annex A and your added disclosure of framework agreements to purchase a significant portion of your corn supply. Please file the framework agreements as exhibits to your amended Form 20-F or provide us with your analysis of why these agreements are not required to be filed pursuant to Exhibits Instruction 4 of Form 20-F.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining